THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 13, 1998 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

SCHEDULE 13G/A


Amendment No. 6
REX Stores Corporation
Common Stock, $.01 par value
CUSIP Number 761624105
Filing Fee:  None


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CUSIP No. 761624105
Item 1:   Reporting Person - Stuart Rose
Item 4:   United States of America
Item 5:   2,201,955
Item 6:   None
Item 7:   2,201,955
Item 8:   None
Item 9:   2,201,955
Item 11:  25.3%
Item 12:  IN

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Item 4    Ownership

     The following information concerning ownership of Common
Stock is given as of December 31, 1997:

     (a)  Amount Beneficially Owned

          2,201,955 shares of Common Stock, 762,569 of which represent the right to acquire shares within 60 days.

     (b)  Percent of Class

          25.3%

     (c)  Number of Shares to which Reporting Person has:

         (i)  Sole power to vote or to direct the vote:

              2,201,955 shares of Common Stock

        (ii)  Shared power to vote or to direct the vote:

              None

       (iii) Sole power to dispose or to direct the disposition of:

              2,201,955 shares of Common Stock

        (iv) Shared power to dispose or to direct the disposition of:

              None


SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998

Stuart A. Rose

Stuart A. Rose






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